Exhibit 99.1

TSX:    JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC. ANNOUNCES ADDITIONAL
FINANCING ARRANGEMENTS FOR ITS SOLAR BUSINESS

TORONTO, ONTARIO – January 2, 2012 – Just Energy Group Inc. is pleased to announce that its subsidiary’s solar business ("Hudson Energy Solar"), has entered into financing arrangements with Seminole Financial Services, LLC (“Seminole”) and another institutional lender. The initial funding is for several solar projects under development in New Jersey.  This financing arrangement will allow Hudson Energy Solar to complete the projects as well as utilize much of the tax incentives available for renewable energy projects.

As part of the financing, Seminole has provided construction financing of approximately $12 million and a debt facility of approximately $6.5 million.  Additionally, as part of the structure, an institutional lender has provided an aggregate investment of approximately $7 million with respect to the projects.  The Seminole construction loan will be repaid from the proceeds of the permanent debt facility and the institutional investment. The financing structure has the capability to be used to support additional solar projects, supporting the continued growth of Hudson Energy Solar.

Ken Hartwick, Just Energy’s President and CEO states “We are very pleased to have closed this funding arrangement and are excited for the continued development of our solar projects. These projects will provide clean, efficient, and reliable solar electric power to elementary, middle and high schools located in New Jersey.”

CohnReznick LLP acted as an advisor to Hudson Energy Solar on the transaction.

Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

Hudson Energy Solar

Hudson Solar provides commercial customers with the ability to receive solar power through panels installed on roof-tops or ground mounts in the States of New Jersey, Pennsylvania and Massachusetts.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mr. Ken Hartwick, C.A.
President and Chief Executive Officer
Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206

or

Mr. Abe Grohman
Chief Executive Officer of Hudson Energy Solar
Phone: (845) 228-3405